May 29, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 168 to the Trust's Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to add information regarding prior performance of separate accounts with investment objectives, policies, strategies and risks substantially similar to those employed by the investment adviser in the management of the Newfound Risk Managed Global Sectors Fund.

If you have any questions, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

850912.90